UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 9, 2020, Aptorum Group Limited (the “Company”) held its 2020 annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on 2 proposals. At the beginning of the Annual Meeting, there were 207,879,113 votes represented in person or by proxy, which represented approximately 88.10% of the voting power of the shares entitled to vote (Class A Ordinary Shares and Class B Ordinary Shares) at the Annual Meeting; a quorum was present for the transaction of business.

At the Annual Meeting, the following proposals were voted on:

●	To re-elect each of the seven directors identified herein to the Company’s board of directors (the “Board”), with such directors to serve until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

Election of Directors	For	Against	Abstain	Broker Non-Vote
Mr. Ian Huen	207,845,535	27,059	6,519	-
Mr. Darren Lui	207,844,115	28,934	6,064	-
Dr. Clark Cheng	207,850,586	21,463	7,064	-
Mr. Charles Bathurst	207,847,159	25,484	6,470	-
Dr. Mirko Scherer	207,852,609	18,963	7,541	-
Dr. Justin Wu	207,853,904	18,212	6,997	-
Professor Douglas Arner	207,851,128	21,645	6,340	-

●	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2020, and to authorize the Board to fix their remuneration.

For	Against	Abstain
207,851,910	14,521	12,682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: December 10, 2020	By:	/s/ Sabrina Khan
Name: Sabrina Khan
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Dated December 10, 2020

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